UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

RYERSON HOLDING CORPORATION

(Exact name of registrant as specified in its charter)

DELAWARE	001-34735	25-1251524
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

227 W. Monroe St., 27th Floor

Chicago, Illinois 60606

(Address of principal executive offices)

(312) 292-5000

(Registrant’s telephone number, including area code)

Mark S. Silver

Executive Vice President, General Counsel & Chief Human Resources Officer

Ryerson Holding Corporation

227 W. Monroe St., 27th Floor

Chicago, Illinois 60606

(312) 292-5000

(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2022.

Section 1 – Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

This Form SD is filed pursuant to Rule 13p-1 promulgated under the Securities and Exchange Act of 1934, as amended (the “Rules”), for the reporting period January 1, 2022 to December 31, 2022. The Rules require public companies to disclose certain information when a company manufactures or contracts to manufacture products for which minerals specified in the Rules are necessary to the functionality or production of those products. Specified minerals are cassiterite, columbite-tantalite (coltan), gold, and wolframite, or their derivatives, which are limited to tin, tantalum, and tungsten (the “Conflict Minerals”).

Ryerson Holding Corporation (“Ryerson” or the “Company”) is a value-added processor and distributor of metals with operations in North America and China. Ryerson processes and distributes nearly 75,000 products, with a full line of stainless steel, aluminum, carbon steel, and alloy steels and a limited line of nickel and red metals in various shapes and forms. In addition to providing a wide range of flat and long metals products, Ryerson offers numerous value-added processing and fabrication services to approximately 40,000 customers across a wide range of manufacturing end markets. Certain of our products contain Conflict Minerals necessary to the functionality or production of products contracted by the Company to be manufactured.

Reasonable Country of Origin Inquiry

The Company has adopted a policy to purchase only materials that either (a) do not contain Conflict Minerals, or (b) if they do contain Conflict Minerals, do not originate from the Democratic Republic of Congo (“DRC”) or any country that shares an internationally recognized border with the DRC, which presently includes Angola, Burundi, Central African Republic, the Republic of the Congo, Rwanda, South Sudan, Tanzania, Uganda, and Zambia (collectively, the “Covered Countries”). To confirm the status of materials provided by our suppliers, the Company retained a third-party service provider to assist us in reviewing our supply chain. The Company provided a list composed of suppliers and parts associated with Conflict Minerals to the provider. To collect data on the materials’ sources of origin procured by the supply chain, the provider utilized the Conflict Minerals Reporting Template to conduct a survey of all in-scope suppliers. We received completed forms from substantially all of our suppliers. All of the responses were evaluated and additional follow-ups with suppliers were conducted where necessary. Supplier responses which are deemed to be sufficient result in the supplier being designated as an approved supplier of the Company.

Further, through our partnership with our third-party service provider, with reliance on influential organizations like the Responsible Minerals Initiative (“RMI”), we continue to monitor global developments and the emergence of additional requirements, standards, and practices related to the responsible sourcing of raw materials. Our standard supplier terms and conditions (“supplier terms”) require (i) compliance with applicable conflict minerals disclosure requirements and (ii) cooperation with our third-party service provider to enable us to meet our obligations under the Rules.

Smelter/Refiners Risk Evaluation

The surveys from our third-party service provider also require suppliers to provide information regarding smelters. Potential supply chain risks are identified by assessing the due diligence practices and audit status of smelters/refiners identified in the supply chain by upstream suppliers that listed mineral processing facilities on their Conflict Minerals Reporting Template declarations. Our provider's smelter validation program compared listed facilities to the list of smelters/refiners consolidated by the RMI to ensure that the facilities met the recognized definition of a processing facility that was operational during the 2022 calendar year. The Company does not have a direct relationship with smelters/refiners and does not perform direct audits of these entities within their pre-supply chain. The provider determined if the smelter had been audited against a standard in conformance with the Organization for Economic Co-operation and Development guidance such as the Responsible Minerals Assurance Process ("RMAP"). Smelters that are conformant to RMAP audit standards are considered to have their sourcing validated as “conflict free or responsibly sourced.”

Mitigating Conflict Minerals Risk a

Our standard supplier terms include requirements indicating that suppliers not provide us any materials including Conflict Minerals from Covered Countries. We include a requirement on our standard purchase orders that all materials must be free of Conflict Minerals from Covered Countries. All new suppliers have to complete a certification that all materials supplied will not contain Conflict Minerals from the Covered Countries or will be supplied from recycled or scrap sources. All of our employees with purchasing responsibilities have been trained such that inventory purchases can only be made from our approved supplier list.

Conclusion

Based on its reasonable country of origin inquiry and smelter risk evaluation, the Company has no reason to believe that Conflict Minerals necessary to the functionality or production of the Company’s products may have originated in any of the Covered Countries or did not come from recycled or scrap sources.

This Conflict Minerals Disclosure is publicly available on the Company’s Internet website at http://ir.ryerson.com/governance/governance-documents/. The website and information on it or accessible through it are not, and shall not be deemed to be, incorporated into this specialized disclosure report.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

RYERSON HOLDING CORPORATION

By:	/s/ James J. Claussen
James J. Claussen
Executive Vice President and Chief Financial Officer
(duly authorized signatory and principal financial officer of the registrant)

Date: May 19, 2023